FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 001-15266

BANK OF CHILE

 (Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached there is an English translation of a letter distributed by Banco de Chile to the Chilean Financial Market Commission and local Stock Exchanges, informing them the date and matters to be addressed by the next Ordinary Shareholders Meeting to be held on March 17, 2022. The same information contained in this letter shall also be published in the Chilean newspaper “El Mercurio”, on the February 28, and on the 7th and 14th of March, 2022.

Santiago, February 23, 2022.

Mr.

Joaquín Cortez Huerta

President

Financial Market Commission

Present

Mr. President:

I inform you that the Board of Directors of Banco de Chile agreed to summon to an Ordinary Shareholders Meeting to be held on March 17, 2022, at 10:00 o’clock, at the Bank’s Auditorium located at 930 Huérfanos Street, Santiago, in order to address the following matters:

a)	Approval of Annual Report, Balance Sheet, Financial Statement and External Auditors Report of Banco de Chile, for the year 2021.

b)	Deduct and retain from the net income of this fiscal year, an amount equal to the correction of the paid capital value and reserves according to the Consumer Price Index variation occurred between November 2020 and November 2021, for an amount of CLP 253,093,655,744, which will be added to the account of retained earnings from previous fiscal years.

From the resulting balance, distribute, as a dividend, the remaining net income, corresponding to a dividend of CLP 5.34393608948 per each one of the 101,017,081,114 Bank shares. Such dividend will be distributed among those shareholders who own shares registered in their names, as of midnight of the fifth working day prior to the date of payment.

Thus, a distribution of 68.1% of the income for the fiscal year ended on December 31, 2021, will be proposed as a dividend.

The dividend, should this be approved by the Ordinary Shareholders Meeting, will be paid on March 31, 2022, at the offices of the Bank. For those shareholders who have instructed to be paid the amount of dividends in their bank accounts, the respective deposit will be made according to their mandate.

c)	Board of Directors’ remuneration.

d)	Directors and Audit Committee’s remuneration and approval of their operational expenses budget.

e)	External Auditors’ Appointment.

f)	Ratification of Private Risk Assessors.

g)	Directors and Audit Committee’s Report.

h)	Information on transactions with related parties pursuant to Chilean Corporations Act (Ley sobre Sociedades Anónimas).

i)	That the shareholders who deem it appropriate, express their option to apply to all or part of their dividend an optional and transitory tax regime that contemplates the payment of a substitute tax for the final taxes, called ISFUT, in accordance with the provisions of article 25 transitory of Law 21,210, and

j)	Other matters pertinent to Ordinary Shareholders Meetings according to the Law and to the Bank’s bylaws.

Sincerely,

Eduardo Ebensperger Orrego

Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2022.

Banco de Chile

/s/ Eduardo Ebensperger
By:	Eduardo Ebensperger
CEO